Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

04045822

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, November 27th, 2004

RECEIVED
2004 NOV -1 A 10: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Non Consolidated Financial Statements as of September 30th, 2004, and our management report for that period.

Sincerely yours,

Ferreyros S.A.A.
MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
NOV 02 2004
THOMSON
FINANCIAL

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

RECEIVED
2004 NOV -1 A 10: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, November 27th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Non Consolidated Financial Statements as of September 30th, 2004, and our management report for that period.

Sincerely yours,

FERREYROS SAA

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

HECHO DE IMPORTANCIA

Lima, 25 de octubre del 2004

Señores
Comisión Nacional Supervisora de Empresas y Valores
Presente.-

Estimados señores:

De acuerdo con disposiciones vigentes, en la fecha, cumplimos con presentar los Estados Financieros de Ferreyros S.A.A. al 30 de septiembre del 2004, así como las Notas a los Estados Financieros, Informe de Gerencia a la misma fecha.. El Informe de Gerencia incluye la Declaración de Responsabilidad y el Análisis y Discusión de la Gerencia.

Los estados financieros fueron aprobados en Sesión de Directorio de fecha 22-10-04.

Atentamente,

Víctor Astete Palma
Gerente División Contraloría
Representante Bursátil

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de septiembre del 2004. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp Molinari	Víctor Astete Palma
Gerente Central de Control de Gestión	Gerente División Contraloria
Y Sistemas	

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2004

(Lima, Perú, 25 de octubre del 2004).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros del tercer trimestre del 2004. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas al 30-09-04 ascendieron a S/. 646.4 millones, en comparación con S/. 553.3 millones del mismo periodo del año anterior, un incremento de 16.8%.

El resultado neto al 30-09-04 arrojó una utilidad neta de S/.23.1 millones en comparación con la obtenida en el mismo período del año anterior que ascendió a S/. 16.9 millones, un incremento de 35.9%.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2004 y 2003. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos de Operación, solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 3T trimestre del 2004 ascendieron a S/. 174.6 millones, en comparación con S/. 172.5 millones del mismo período del año anterior, un incremento de 1.2 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) y de alquiler de equipos fueron superiores en 63.2% a las del mismo periodo del año anterior (S/. 56.8 millones en el 3T 2004; S/.34.8 millones en el 3T del 2003). debido, principalmente a lo siguiente:

- Mayores ventas de maquinaria Caterpillar a la mediana minería, cuya demanda de equipos aumentó en el 2004 como consecuencia del alza de los precios de los minerales en el mercado internacional.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

- Aumento en la venta de Maquinaria Caterpillar (nueva y usada) y de vehículos (básicamente, volquetes) a empresas constructoras encargadas de realizar trabajos de desarrollo para empresas del sector minero.
- Incremento en la venta de equipos Massey ferguson a empresas exportadoras de productos agrícolas así como a empresas dedicados a la producción de arroz. Los precios del arroz han tenido un aumento significativo en el 2004, lo cual ha estimulado la demanda de equipos e implementos agrícolas.

Por otra parte, las ventas de repuestos y servicios del 3T del 2004 fueron menores en 14.4% (S/.117.8 millones en el 3T del 2004; S/.137.6 en el 3T del 2003). Esta disminución se explica por lo siguiente:

- Una disminución 2.3% debido a la caída del tipo de cambio. La conversión de las ventas en dólares del 3T del 2004 a nuevos soles utilizando un tipo de cambio menor que el del mismo período del año anterior da como resultado menores ventas en soles. El tipo de cambio promedio del 3T del 2004 fue S/.3.397 en comparación con S/. 3.476 del mismo período del año anterior,
- Una disminución temporal en la venta de repuestos y servicio, debido a atrasos por parte de algunas empresas de la gran minería en el envío de componentes para ser reparados en los talleres de la Compañía. Esta disminución será compensada en los próximos meses, cuando se lleve a cabo la reparación de dichos componentes. .

UTILIDAD EN VENTAS.- La utilidad en ventas del 3T del 2004 ascendió a S/. 36.8 millones, en comparación con la obtenida en el mismo período del año anterior que fue de S/. 41.9 millones, una disminución de 12.1%. En términos porcentuales, la utilidad en ventas del 3Tdel 2004 es inferior a la del mismo período del año anterior (21.1% vs. 24.3%). Esta disminución se debe a lo siguiente:

- A una disminución de 2.3% en el margen bruto porcentual (S/:4.0 millones), ocasionada por la caída del tipo de cambio en el 3T del 2004. Al respecto, es importante mencionar que la Compañía fija sus precios de venta en dólares mientras que el costo de ventas se ajusta contablemente por inflación, Este procedimiento originó una disminución de la utilidad bruta contable. Sin embargo, la Compañía realiza sus operaciones comerciales en dólares ya que los precios de las importaciones al igual que los precios de venta se fijan en dólares. En tal sentido, cabe resaltar que los márgenes en dólares de las diferentes líneas de venta no se han reducido. La disminución del margen bruto contable de S/. 4.0 millones, ha sido compensada, en términos reales, con la utilidad en cambio obtenida en el ajuste de los pasivos en dólares vinculados con la compra de los inventarios, la cual ha sido incluida en la utilidad generada por el REI. Por lo tanto, la disminución de la utilidad bruta contable no tuvo efecto en la utilidad neta.
- A una mayor incidencia de las ventas de productos principales en la venta total de la Compañía. (S/.56.8 millones en el 3T del 2004; S/.34.8 millones en el 3T del 2003). Los márgenes brutos de ventas de productos

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

principales son más bajos que los obtenidos en ventas de repuestos y servicios.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en 3T del 2004 a S/. 33.0 millones en comparación con S/. 29.5 millones del mismo período del año anterior, un aumento de 12.2 %, debido a lo siguiente:

- Aumento de remuneraciones otorgado a los trabajadores de la Compañía, a partir del mes de agosto del 2004, para reponer la pérdida de poder adquisitivo de la moneda peruana, ocasionada por la inflación de los cinco años anteriores al 2003, tiempo durante el cual dichas remuneraciones se mantuvieron congeladas.
- Contratación de personal extranjero altamente calificado, a fin de brindar a los clientes un servicio posventa de acuerdo con estándares de calidad internacional.

En términos porcentuales los gastos del 3T del 2004 representan el 18.9% de las ventas netas, en comparación con 17.1% del mismo período del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 3Tdel 2004 ascendieron a S/. 3.5 millones en comparación con S/. 4.1 millones del mismo período del año anterior, una disminución de 15.8%, que se explica, principalmente, por: i) una reducción de intereses de ventas a plazo como consecuencia de menores ventas de productos principales financiadas por la Compañía; y ii) una disminución de intereses moratorios por menores atrasos de los clientes en el pago de sus obligaciones.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.3 millones en el 3T del 2004 en comparación con S/.8.3 millones del mismo período del año anterior, una disminución de 11.8%, debido, principalmente, a: una reducción de S/. 41.6 millones en el monto de los pasivos sujetos a pago de intereses (el pasivo promedio en el 3T del 2004 fue de S/. 413.1 millones, en comparación con S/. 454.7 millones del mismo período del año anterior) y, adicionalmente, a una disminución del tipo de cambio, que produjo un menor pago en soles de los intereses de deudas en dólares americanos.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.2.9 millones en el T3 trimestre del 2004, en comparación con S/. 2.2 millones del mismo período del año anterior, un incremento de 26.6%, debido, principalmente a un aumento en las utilidades de algunas subsidiarias como consecuencia de un crecimiento de la demanda en los sectores donde desarrollan sus actividades económicas.

OTROS INGRESOS (EGRESOS).- En el 3T trimestre del 2004, en este rubro se registró un egreso neto de S/. 1.2 millones en comparación con un egreso neto de S/. 2.3 millones del mismo período del año anterior. En el 3T del 2004,

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

se registraron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 2.8 millones por provisión para desvalorización de existencias; ii) un ingreso neto de S/. 2.0 millones por resoluciones de contratos de compra venta; y iii) un egreso neto por S/. 0.4 millones por otros conceptos. En el tercer trimestre del 2003, se anotaron en esta cuenta, principalmente, los siguientes conceptos: i) un egreso de S/. 1.8 millones por provisión para desvalorización de existencias, ii) una pérdida de S/. 1.0 millones en la venta de acciones de una subsidiaria; iii) un ingreso de S/. 0.2 millones por alquiler de locales; iv) un ingreso neto de S/. 0.3 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación, se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios. Sin embargo, esta pérdida no es real ya que los precios de venta de estos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el 3T trimestre del 2004, el REI arrojó una utilidad de S/. 9.0 millones en comparación con el REI del mismo período del año anterior que arrojó una utilidad de S/. 0.4 millones. La utilidad por REI del tercer trimestre del año 2004 se debe básicamente, a i) un aumento del valor de los activos no monetarios como producto de una inflación de 0.13 %, y ii) una apreciación del nuevo sol de 3.79%, que generó una utilidad en cambio en la conversión a soles del pasivo neto en moneda extranjera (ver explicación en el rubro "Utilidad en Ventas"). La utilidad por REI del tercer trimestre del año 2003 se explica por un aumento del valor de los activos no monetarios, como consecuencia de una inflación de 0.5 %. En dicho periodo no se registró ni utilidad ni pérdida en cambio, debido a que no hubo fluctuación significativa en el tipo de cambio.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2004 y 2003 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 3T trimestre del 2004 ascendió a S/. 6.9 millones en comparación con S/. 5.2 millones del mismo período del año anterior, un incremento de 32.6%, debido a la disminución de los gastos financieros, incremento en los resultados de subsidiarias, disminución de otros egresos y mayor ganancia por REI, lo cual permitió compensar la menor utilidad bruta, el aumento de los gastos de venta y administración y los menores ingresos financieros; así como incrementar la utilidad neta en S/ 1.7 millones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANALISIS DEL BALANCE GENERAL

Al 30-09-04, el total de pasivos ascendió a S/. 440.4 millones en comparación con S/. 464.9 millones al 30-06-04, una disminución de S/. 24.5 millones. Por otra parte, el total de activos al 30-09-04 ascendió a S/. 734.8 millones en comparación con S/. 751.5 millones al 30-06-04, una disminución neta de S/. 16.7 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Aumento de S/. 16.3 en Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) que se explica por: i) un aumento de S/. 17.6 millones por recuperación de cuentas por cobrar entregadas en garantía a un patrimonio fideicometido; ii) aumento de S/. 1.8 millones por disminución de la provisión para cobranza dudosa, debido a castigos de cuentas incobrables; iii) aumento de S/. 2.8 millones por mayores ventas; iv) disminución de S/. 5.1 millones por pérdida en cambio ocasionada por la reducción del tipo de cambio; y v) otras disminuciones por S/. 0.8 millones.

b) Disminución de S/. 27.5 millones en Otras Cuentas por Cobrar (Otros Activos Corrientes), debido a lo siguiente: a: i) disminución de S/.17.6 millones por recuperación de cuentas por cobrar entregadas en garantía a un patrimonio fideicometido; ii) disminución de cuentas por cobrar a afiliadas por S/ 4.1 millones; iii) disminución por S/. 2.5 por pérdida en cambio ocasionada por la reducción del tipo de cambio; iv) disminución de S/. 0.9 por devolución de impuestos; v) otras disminuciones de 2.4 millones.

c) Disminución neta del Activo Fijo por S/. 11.7 millones, como consecuencia de las siguientes operaciones: i) aumento de S/. 1.8 millones por adquisiciones de equipos para la flota de alquiler; ii) aumento de S/. 2.0 millones por adquisiciones de otros activos fijos; iii) disminución de S/. 6.7 por transferencias de equipo de alquiler del activo fijo al inventario; y iv) disminución de S/. 8.8 millones por aumento de la provisión para depreciación.

d) Aumento de Inversiones en Valores por S/. 2.1 millones debido a: i) un aumento de S/. 2.9 millones por utilidades de subsidiarias reconocidas en el período por el método contable de participación patrimonial: y ii) otras disminuciones por S/. 0.8 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-04 es de 1.40, en comparación con 1.53 al 30-06-04. La disminución en el ratio corriente se debe a que la serie "A" de la cuarta emisión de bonos corporativos, cuyo vencimiento es en agosto del 2005, ha pasado de endeudamiento a mediano plazo a endeudamiento a corto plazo. Cabe señalar que actualmente la Compañía tiene emisiones de bonos corporativos por US$ 37.5 millones, siendo sus vencimientos US$ 15.0 millones en el 2005, US$ 10.0 millones en el 2006 US$ 12.5 millones al

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

2007. La Compañía cuenta con un programa registrado por un total de US$ 50.0 millones, dentro del cual, a la fecha, sólo ha realizado una primera emisión de US$ 7.5 millones. La estrategia de la Compañía es continuar realizando emisiones a la luz del mismo programa para mantener su ratio corriente en los niveles adecuados para sus necesidades de operación.

El ratio de apalancamiento financiero al 30-09-04 es de 1.4, en comparación con 1.61 al 30-06-04. La conformación de las obligaciones de la Compañía al 30 de septiembre 2004 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. ANEXO 1

ESTADO DE GANANCIAS Y PERDIDAS
(En miles de soles constantes)

	3T 04	%	2T 04	%	3T 03	%	2T 04/ 1T 04 %	2T 04/ 2T 03 %	Acumulado al 30-9-04	%	Acumulado al 30-9-03	%	Variación %
Ventas Netas	174,594	100.0	278,498	100.0	172,471	100.0	-37.3	1.2	646,375	100.0	553,257	100.0	16.8
Costo de Ventas	-137,766	-78.9	-223,605	-80.3	-130,560	-75.7	-38.4	5.5	-512,619	-79.3	-425,130	-76.8	20.6
Utilidad en ventas	**36,827**	**21.1**	**54,893**	**19.7**	**41,911**	**24.3**	**-32.9**	**-12.1**	**133,756**	**20.7**	**128,127**	**23.2**	**4.4**
Otros ingresos operacionales	114	0.1	0	0.0	0	0.0	0.0	0.0	114		2,007	0.4	**-94.3**
Utilidad Bruta	**36,941**	**21.2**	**54,893**	**19.7**	**41,911**	**24.3**	**-32.7**	**-11.9**	**133,869**	20.7	**130,134**	23.5	**2.9**
Gastos de Venta y Administración	-33,043	-18.9	-43,673	-15.7	-29,457	-17.1	-24.3	12.2	-110,744	-17.1	-93,682	-16.9	18.2
Utilidad en operaciones	**3,898**	**2.2**	**11,220**	**4.0**	**12,454**	**7.2**	**-65.3**	**-68.7**	**23,125**	3.6	**36,452**	6.6	**-36.6**
Ingresos Financieros	3,458	2.0	5,568	2.0	4,104	2.4	-37.9	-15.8	13,461	2.1	10,969	2.0	22.7
Gastos Financieros	-7,353	-4.2	-6,825	-2.5	-8,335	-4.8	7.7	-11.8	-21,197	-3.3	-24,835	-4.5	-14.6
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	2,889	1.7	3,122	1.1	2,283	1.3	-7.5	26.6	8,358	1.3	5,305	1.0	57.5
Otros Ingresos (Egresos), neto	-1,240	-0.7	-1,601	-0.6	-2,354	-1.4	-22.5	-47.3	-5,481	-0.8	-7,761	-1.4	-29.4
Utilidad antes de Resultado por exposición a la inflación	**1,652**	**0.9**	**11,484**	**4.1**	**8,152**	**4.7**	**-85.6**	**-79.7**	**18,266**	2.8	**20,130**	3.6	**-9.3**
Ganancia (Pérdida) por Exposición a la Inflación	8,957	5.1	2,117	0.8	405	0.2	323.0	**2,111.8**	17,237	2.7	6,944	1.3	148.2
Utilidad antes de Participaciones e Impuesto a la Renta	**10,609**	**6.1**	**13,602**	**4.9**	**8,557**	**5.0**	**-22.0**	**24.0**	**35,502**	5.5	**27,074**	4.9	**31.1**
Participaciones	-788	-0.5	-1,005	-0.4	-758	-0.4	-21.6	3.9	-2,616	-0.4	-2,308	-0.4	13.3
Utilidad antes de Impuesto a la Renta	**9,821**	**5.6**	**12,596**	**4.5**	**7,798**	**4.5**	**-22.0**	**25.9**	**32,886**	5.1	**24,766**	4.5	**32.8**
Impuesto a la Renta	-2,875	-1.6	-3,799	-1.4	-2,559	-1.5	-24.3	12.4	-9,812	-1.5	-7,788	-1.4	26.0
Utilidad neta	**6,946**	**4.0**	**8,797**	**3.2**	**5,240**	[illegible]	[illegible]	[illegible]	[illegible]	3.6	**16,978**	3.1	**35.9**

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

26/10/2004 10:46SET 2004.xls

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

				Variación %	
				30-sep-04	30-sep-04
	30-sep-04	30-jun-04	31-dic-03	30-jun-04	31-dic-03
Caja y bancos	27,848	23,179	37,069	20.1	-24.9
Cuentas por cobrar comerciales	98,111	81,899	75,582	19.8	29.8
Inventarios	164,923	165,403	209,973	-0.3	-21.5
Otros activos corrientes	82,068	109,574	87,599	-25.1	-6.3
Activo Corriente	**372,950**	**380,056**	**410,223**	-1.9	-9.1
Cuentas por cobrar comerciales a largo plazo	31,139	31,060	38,190	0.3	-18.5
Otras cuentas por cobrar a largo plazo					
Inmueble, maquinaria y equipo					
Equipo de alquiler	80,067	102,407	117,271	-21.8	-31.7
Otros activos fijos	278,547	271,495	269,653	2.6	3.3
	358,614	373,903	386,925	-4.1	-7.3
Depreciación acumulada	-147,590	-151,167	-148,076	-2.4	-0.3
Inmueble, maquinaria y equipo, neto	211,024	222,736	238,849	-5.3	-11.6
Inversiones	112,092	109,981	106,687	1.9	5.1
Otros activos no corrientes	7,566	7,711	6,671	-1.9	13.4
Activo no Corriente	361,821	371,487	390,396	-2.6	-7.3
Total Activo	**734,772**	**751,543**	**800,619**	-2.2	-8.2
Deuda de corto plazo	125,816	143,492	198,677	-12.3	-36.7
Otros pasivos corrientes	140,866	104,580	88,160	34.7	59.8
Pasivo corriente	**266,682**	**248,073**	**286,837**	7.5	-7.0
Deuda de largo plazo	173,745	216,869	234,065	-19.9	-25.8
Total Pasivo	**440,427**	**464,941**	**520,902**	-5.3	-15.4
Ganancias diferidas	5,658	4,848	4,788	16.7	18.2
Impuesto a la renta diferido					
Patrimonio	**288,687**	**281,753**	**274,929**	2.5	5.0
Total Pasivo y Patrimonio	**734,772**	**751,543**	**800,619**	-2.2	-8.2
Otra informacion Financiera					
Depreciación y amortización (cifras acumuladas al cierre de cada período)	24,372	15,805	32,333		
UAIDA	**63,835**	**46,262**	**95,830**		
Ratios Financieros					
Ratio corriente	1.40	1.53	1.43		
Apalancamiento Financiero	1.40	1.61	1.75		
Valor contable por acción	1.32	1.23	1.31		

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A **ANEXO 3**

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	3T 04	%	2T 04	%	3T 03	%	3T 04/ 2T 04 %	3T 04/ 3T 03 %	Acumulado al 30-9-04	%	Acumulado al 30-9-03	%	Variación %
Caterpillar:													
Gran minería	3,411	2.0	79,616	28.6	3,386	2.0	-95.7	0.8	117,170	18.1	24,096	4.4	386.3
Otros	22,567	12.9	36,832	13.2	10,013	5.8	-38.7	125.4	70,968	11.0	92,520	16.7	-23.3
	25,978	14.9	116,448	41.8	13,399	7.8	-77.7	93.9	188,138	29.1	116,616	21.1	61.3
Equipos	6,279	3.6	6,797	2.4	5,138	3.0	-7.6	22.2	19,263	3.0	15,180	2.7	26.9
Automotriz	5,427	3.1	5,387	1.9	2,192	1.3	0.7	147.6	12,803	2.0	9,032	1.6	41.7
	37,684	21.6	**128,632**	46.2	**20,729**	12.0	-70.7	81.8	**220,203**	34.1	**140,829**	25.5	56.4
Repuestos y servicios	117,755	67.4	132,376	47.5	137,634	79.8	-11.0	-14.4	378,555	58.6	366,901	66.3	3.2
Alquileres	5,609	3.2	5,542	2.0	8,966	5.2	1.2	-37.4	16,654	2.6	26,724	4.8	-37.7
Unidades usadas	13,546	7.8	11,947	4.3	5,143	3.0	13.4	163.4	30,963	4.8	18,803	3.4	64.7
Total	**174,594**	100.0	**278,498**	100.0	**172,471**	100.0	-37.3	1.2	**646,375**	100.0	**553,257**	100.0	16.8

Distribución porcentual de las ventas de la compañia por sectores económicos:

	Acumulado al 30-6-2004
Minería	69.6%
Hidrocarburos y petróleo	1.4%
Construccion	11.7%
Agricultura	2.1%
Pesca	2.9%
Transporte	1.8%
Gobierno	0.8%
Otros	9.7%
Total	100.0%

26/10/20049:11SET 2004.xls

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de setiembre del 2004
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	15,431	9,995	2,117	3,319
Papeles Comerciales	-			
Proveedores:				
Caterpillar	32,970	32,619	351	
Otros	5,547	5,028	519	
Bonos corporativos	37,500		15,000	22,500
Caterpillar Financial Services	29,157		2,974	26,183
Otros pasivos	11,180	11,180		
Total	131,785	58,822	20,961	52,002

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
~~Factor de Reexpresion del Balance General :~~	~~1049~~	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10016

FERREYROS S.A.A.
Balance General
Al 30 de Setiembre del año 2004 y 31 de Diciembre del año 2003
(En miles de nuevos soles)

Activo	Notas	Al 30 de Setiembre 2004	Al 31 de Diciembre 2003
Activo Corriente			
Caja y Bancos	0	27,848	37,069
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	0	98,111	75,582
Cuentas por Cobrar a Vinculadas	0	8,150	12,013
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	70,922	73,218
Existencias (neto de provisión acumulada)	2	164,923	209,973
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	2,996	2,368
Total Activo Corriente		**372,950**	**410,223**
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	0	31,139	38,190
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	112,092	106,687
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	0
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	3	211,025	238,849
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	526	459
Impuesto a la Renta y Participaciones Diferidos Activo	0	7,040	6,211
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		**361,822**	**390,396**
TOTAL ACTIVO		**734,772**	**800,619**

Pasivo y Patrimonio	Notas	Al 30 de Setiembre 2004	Al 31 de Diciembre 2003
Pasivo Corriente			
Sobregiros Bancarios	0	255	321
Préstamos Bancarios	0	33,402	27,209
Cuentas por Pagar Comerciales	0	125,816	198,677
Cuentas por Pagar a Vinculadas	0	3,121	5,209
Otras Cuentas por Pagar	0	33,991	34,805
Parte Corriente de las Deudas a Largo Plazo	0	70,097	20,616
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		**266,682**	**286,837**
Pasivo No Corriente			
Deudas a largo plazo	0	173,745	234,065
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	5,658	4,788
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		**179,403**	**238,853**
Total Pasivo		**446,085**	**525,690**
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	5	251,550	241,281
Capital adicional	0	0	0
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	10,267	10,926
Reservas Legales	0	3,530	1,400
Otras Reservas	0	0	0
Resultados Acumulados	5	23,340	21,322
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		**288,687**	**274,929**
TOTAL PASIVO Y PATRIMONIO NETO		**734,772**	**800,619**

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19816

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2004	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2003	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2004	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2003
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	8	172,490	168,737	641,270	546,535
Otros Ingresos Operacionales	0	521	926	817	3,411
Total de Ingresos Brutos		**173,011**	**169,663**	**642,087**	**549,946**
Costo de Ventas (Operacionales)	0	-136,070	-127,752	-508,218	-419,812
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-136,070	-127,752	-508,218	-419,812
Utilidad Bruta		**36,941**	**41,911**	**133,869**	**130,134**
Gastos Operacionales					
Gastos de Ventas	0	-18,700	-14,737	-67,998	-51,054
Gastos de Administración	0	-14,343	-14,720	-42,746	-42,628
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**3,898**	**12,454**	**23,125**	**36,452**
Otros Ingresos (gastos)					
Ingresos Financieros	0	3,458	4,104	13,461	10,969
Gastos Financieros	0	-7,353	-8,335	-21,197	-24,835
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	2,889	2,283	8,358	5,305
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	0	0	0
Otros Gastos	0	-1,240	-2,354	-5,481	-7,761
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	8,957	405	17,237	6,944
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**10,609**	**8,557**	**35,503**	**27,074**
Participación de los trabajadores corrientes y diferidos	0	-788	-758	-2,616	-2,308
Impuesto a la Renta corriente y diferido	0	-2,875	-2,559	-9,812	-7,788
Resultado antes de Gastos Extraordinarios		**6,946**	**5,240**	**23,075**	**16,978**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
Resultado antes de Interes Minoritario		**6,946**	**5,240**	**23,075**	**16,978**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**6,946**	**5,240**	**23,075**	**16,978**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**6,946**	**5,240**	**23,075**	**16,978**
Utilidad (pérdida) básica por acción común	7	0.032000	0.026000	0.106000	0.083000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 30 de Setiembre de 2004	Del 1 de Enero de 2003 al 30 de Setiembre de 2003
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	613,442	514,090
Honorarios y comisiones	0	992	3,291
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	7,410	6,370
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	4,694	2,445
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-530,235	-440,481
Remuneraciones y beneficios sociales	0	-69,887	-59,541
Tributos	0	-14,459	-5,699
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-1,495	-5,650
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**10,462**	**14,825**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	18,134
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	1,831	1,426
Venta de activos intangibles	0		18,234
Intereses y rendimientos	0	0	0
Dividendos	0	1,808	15
Otros cobros de efectivo relativos a la actividad	0	1,373	0
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	-183	0
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-5,610	-5,151
Compra y desarrollo de activos intangibles	0	-149	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**-930**	**32,658**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	0	0
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	87,583	138,532
Otros cobros de efectivo relativos a la actividad	0	655	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	-66	-191
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-92,230	-132,917
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-22,804	-26,974
Dividendos	0	-9,128	-2,642
Otros pagos de efectivo relativos a la actividad.	0	0	-25,720
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-35,990**	**-49,912**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**-26,458**	**-2,429**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	37,069	28,744
Resultado por Exposición a la Inflación	0	17,237	6,944
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**27,848**	**33,259**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10016

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2004 y 2003
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2004 al 30 de Setiembre de 2004	Del 1 de Enero de 2003 al 30 de Setiembre de 2003
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	23,075	16,978
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	14,308	8,945
Provisión por desvalorización de existencias	0	10,343	12,779
Provisión por fluctuación del valor de los valores e inversiones	0	604	136
Depreciación del ejercicio	0	24,612	23,350
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	57	580
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	8,242	10,631
Pérdida en venta de valores e inversiones permanentes	0	0	1,626
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	0	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	21,197	25,049
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-547	-334
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	-17,237	-6,944
Impuesto a la renta y participación de los trabajadores diferidos	0	-1,859	-405
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-8,358	-5,305
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-6,862	-16,678
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-32,229	-22,504
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	3,227	-1,237
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	49,465	14,171
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-626	-3,140
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-72,018	-28,567
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	-4,932	-14,306
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		10,462	14,825
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2004 y 2003
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2003	193,706	43,491	0	0	12,343	265	0	6,601	0	256,406
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-2,624	0	-2,624
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	47,575	-43,491	0	0	-1,417	0	0	-2,667	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	16,978	0	16,978
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,135	0	-1,135	0	0
Saldos al 30 de Setiembre de 2003	**241,281**	**0**	**0**	**0**	**10,926**	**1,400**	**0**	**17,153**	**0**	**270,760**
Saldos al 1ero. de enero de 2004	241,281	0	0	0	10,926	1,400	0	21,322	0	**274,929**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,317	0	-9,317
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	9,610	0	0	0	0	0	0	-9,610	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	23,075	0	23,075
13. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	659	0	0	0	-659	2,130	0	-2,130	0	0
Saldos al 30 de Setiembre de 2004	**251,550**	**0**	**0**	**0**	**10,267**	**3,530**	**0**	**23,340**	**0**	**288,687**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	218000000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	73812
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	15882
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	604
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	609
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	147590
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	183
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	12798
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 18918

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

RECEIVED
2004 NOV -1 A 10: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ferreyros

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERIODO TERMINADO EL 30 DE SETIEMBRE DEL 2004.

1) **PRINCIPIOS Y PRACTICAS CONTABLES**

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2003.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre,

La variación en el poder adquisitivo de la moneda peruana establecida con base a los índices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 30 de setiembre del 2004, ha sido 4.9%.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18018

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

2) EXISTENCIAS

Este rubro comprende :

	30/09/04	31/12/03
	(En miles de Soles)	
Máquinas, motores y automotores	88,610	126,068
Repuestos	61,381	70,490
Servicios de taller en proceso	22,478	23,886
Existencias por recibir	8,336	2,125
	180,805	222,569
Provisión para desvalorización de existencias	-15,882	-12,596
	164,923	209,973

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30/09/04
	(En miles de Soles)
Saldo Inicial	12,574
Adiciones del período	10,343
Aplicaciones por ventas	-6,233
Otros cambios	-802
Saldo Final	15,882

3) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 16915

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Saldos Finales
	(miles de nuevos soles)				
Costo:					
Terrenos	49,759	78			49,837
Edifcios y otras construciones	74,080	118			74,198
Instalaciones	9,761	524			10,285
Maquinaria y Equipo	104,219	2,418	-3,640	7,269	110,266
Maquinaria y Equipo - flota de alquiler	108,951	7,044		-35,928	80,067
Unidades de Transporte	4,936	127	-127	-193	4,743
Unidades de Transporte- flota de alquiler	8,304	143		-8,447	
Muebles y enseres	25,081	2,346	-30	-19	27,378
Trabajo en Curso	1,840				1,840
	386,931	12,798	-3,797	-37,318	358,614
Depreciación acumulada :					
Edifcios y otras construciones	19,057	1,820			20,877
Instalaciones	6,547	661			7,208
Maquinaria y Equipo	66,790	10,424	-2,385	-2,622	72,207
Maquinaria y Equipo - flota de alquiler	28,208	9,259		-16,113	21,354
Unidades de Transporte	4,372	311	-104	-111	4,468
Unidades de Transporte- flota de alquiler	3,276	468		-3,744	
Muebles y enseres	19,832	1,669	-25		21,476
	148,082	24,612	-2,514	-22,590	147,590
Costo neto	238,849				211,024

4) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/.17.0 millones.

5) PATRIMONIO NETO

a) Capital

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó aumentar el capital social en S/.10.3 millones mediante la capitalización de ajuste por reexpresión del capital social, reserva legal, excedente de revaluación y resultados acumulados.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 218,000,000 acciones comunes con un valor nominal de S/.1.10 cada una.

b) **Resultados acumulados**

Por acuerdo de Junta General de Accionistas del 24 de marzo del 2004, se aprobó la distribución de utilidades de libre disposición por S/.9.3 millones como dividendos.

6) **CONTINGENCIAS Y COMPROMISOS**

Al 30 de setiembre del 2004, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.3 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.3.8 millones, incluidos multas e intereses , sobre las cuales la Compañía presentó un recurso de reclamación ante la Administración Tributaria.

c) La Compañía mantiene en proceso de reclamación, juicios por US$1.6 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 30 de setiembre del 2004, la Compañía tiene los siguientes compromisos

a) Avales por US$ 3.4 millones y US$ 3.5 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1881/3

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

b) Fianzas bancarias a favor de entidades financieras por US$ 2.3 millones, que garantizan transacciones diversas.

7) UTILIDAD POR ACCION

La utilidad por acción básica por cada acción común ha sido determinada de la siguiente manera :

		Trimestres terminados el :		Períodos terminados el :	
		30-09-04	30-09-03	30-09-04	30-09-03
		(En miles de soles)			
Utilidad neta	S/.	6,946,000	5,240,000	23,075,000	16,978,000
Promedio ponderado de acciones comunes en circulación		218,000,000	205,000,000	218,000,000	205,000,000
Utilidad básica por acción	S/.	0.032	0.026	0.106	0.083

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

8) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias y afiliadas fueron las siguientes :

	Trimestres terminados el :		Períodos terminados el :	
	30-09-04	30-09-03	30-09-04	30-09-03
	(En miles de soles)			
Ventas netas:	3,281	4,013	10,353	6,206
Utilidad en ventas	395	220	1,316	341

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

9) TRANSACCIONES CON EMPRESAS VINCULADAS

Las principales transacciones realizadas con subsidiarias se resumen como sigue:

	Períodos terminados el :	
	30-09-04	30-09-03
	(En miles de nuevos soles)	
Venta de bienes :		
Orvisa S.A.	7,237	2,220
Unimaq S.A.	1,376	2,245
Motorindustria S.A.	412	350
Fiansa S.A. Y Domingo Rodas S.A.	105	19
	9,130	4,834
Venta de servicios :		
Motorindustria S.A.	630	604
Unimaq S.A.	383	345
Depositos Efe S.A.	167	170
Orvisa S.A.	32	141
Fiansa S.A.	11	112
	1,223	1,372
Total ventas de bienes y servicios	10,353	6,206
Compra de bienes :		
Unimaq S.A.	1,765	1,751
Fiansa S.A.	1,081	618
Orvisa S.A.	161	238
	3,007	2,607
Compra de servicios :		
Motorindustria S.A.	16,699	12,331
Depositos Efe S.A.	452	466
Fiansa S.A.		24
	17,151	12,821
Total compras de bienes y servicios	20,158	15,428

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10616

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

Los ingresos provenientes de estas operaciones se encuentran gravadas con el Impuesto General a las Ventas, así como también con el Impuesto a la Renta.

Las operaciones se realizaron a valor de mercado y la forma de pago es al contado.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados al 30 de setiembre, que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo :

	30-09-04	30-09-03
	(En miles de soles)	
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	29,778	43,929
Transferencia de inmuebles, maquinaria y equipo a existencias	44,504	37,923

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915